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NOV 14 2016
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/15 (MM/DD/YY) AND ENDING 08/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARVESTONS SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8301 E. PRENTICE AVENUE, SUITE 305
(No. and Street)

GREENWOOD VILLAGE (City) COLORADO (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MORGAN BASSEY (303) 832-8887
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D' ARELLI PRUZANSKY, P.A.
(Name – *if individual, state last, first, middle name*)

5489 WILES ROAD, UNIT 303 (Address) COCONUT CREEK (City) FLORIDA (State) 33073 (Zip Code)

RECEIVED
2016 NOV 14 PM 3:00
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MORGAN BASSEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARVESTONS SECURITIES, INC., as of AUGUST 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUPANG BASSEY
NOTARY PUBLIC
STATE OF COLORADO

Signature

PRESIDENT/ CEO
Title

Notary Public
MY COMMISSION EXPIRES 10/23/19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARVESTONS SECURITIES, INC.

FINANCIAL STATEMENTS

August 31, 2016

HARVESTONS SECURITIES, INC.

Financial Statements

TABLE OF CONTENTS

D'Arelli Pruzansky, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Harvestons Securities, Inc.

We have audited the accompanying statement of financial condition of Harvestons Securities, Inc. as of August 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Harvestons Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvestons Securities, Inc. as of August 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information under rule 15c3-1 of the SEC has been subjected to audit procedures performed in conjunction with the audit of Harvestons Securities, Inc.'s financial statements. The supplemental information is the responsibility of Harvestons Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information under rule 15c3-1 of the SEC is fairly stated, in all material respects, in relation to the financial statements as a whole.

D'Arelli Pruzansky, P.A.

Certified Public Accountants

Coconut Creek, Florida

November 9, 2016

5489 Wiles Road, Unit 303 • Coconut Creek, Florida 33073 • Phone: 754.205.6417 • Fax: 754.205.6519

HARVESTONS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of August 31, 2016

ASSETS		
Current Assets		
Cash	$	96,684
Securities owned, at market		205,285
Deposits with clearing organization		100,000
Due from clearing organization		762
Advance to employee		500
Other deposits		185
Property and equipment, net of accumulated depreciation of $92,856		-
Total Assets	$	403,416
LIABILITIES & STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$	43,956
Income taxes payable		13,600
Pension plan payable		175,260
Total Liabilities		232,816
Stockholder's Equity		
Common stock, $1 par value; 100,000 shares authorized; 5,000 shares issued and outstanding		5,000
Additional paid in capital		315,309
Accumulated deficit		(149,709)
Total Stockholder's Equity		170,600
Total Liabilities and Stockholder's Equity	$	403,416

The accompanying notes are an integral part of the financial statements.

HARVESTONS SECURITIES, INC.
STATEMENT OF OPERATIONS
for the year ended August 31, 2016

Revenues		
Commissions	$	16,324
Trading revenue		63,267
Underwriting income		765,640
Other income		478
		845,709
Expenses		
Operating expenses:		
Commissions		58,199
Salaries		205,311
Pension plan		175,260
Travel		31,559
Clearing expenses		11,356
General and administrative		78,026
Communications		8,177
Licenses and taxes		28,600
Occupancy and equipment expenses		28,694
Interest expense		582
		625,764
Income before provision for income taxes		219,945
Provision for income taxes		13,600
Net Income	$	206,345

The accompanying notes are an integral part of the financial statements.

HARVESTONS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
for the year ended August 31, 2016

	Common Stock Shares	Common Stock Amount $1 Par Value	Additional Paid In Capital	Accumulated Deficit	Stock-holder's Equity
Balances at August 31, 2015	5,000	$ 5,000	$ 745,109	$ (356,054)	$ 394,055
Capital contribution			105,000		105,000
Capital withdrawal			(534,800)		(534,800)
Net income for the year				206,345	206,345
Balances at August 31, 2016	5,000	$ 5,000	$ 315,309	$ (149,709)	$ 170,600

The accompanying notes are an integral part of the financial statements.

HARVESTONS SECURITIES, INC.
STATEMENT OF CASH FLOWS
for the year ended August 31, 2016

Cash Flows From Operating Activities:		
Net income	$	206,345
Adjustments to reconcile net income to net cash provided by operating activities:		
Realized gain on sale of securities		(6,778)
Unrealized losses on securities		26,708
Changes in operating assets and liabilites:		
Securities owned		(20,420)
Advance to stockholder		5,451
Due from clearing organization		6,118
Due from other broker dealers		60,565
Accounts payables and accrued expenses		35,030
Income taxes payable		13,600
Pension plan payable		175,260
Net cash used for operating activities		501,879
Cash Flows From Financing Activities:		
Capital withdrawal		(429,800)
Repayment of bank loan		(4,430)
Net cash used in financing activities		(434,230)
Net Increase In Cash		67,649
Cash At The Beginning Of The Year		29,035
Cash At The End Of The Year	$	96,684

Supplemental Cash Flow Information

Cash paid for income taxes	$	-
Cash paid for interest	$	582

The accompanying notes are an integral part of the financial statements.

HARVESTONS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 2016

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
Harvestons Securities, Inc. (the "Company"), was incorporated in the State of Colorado on January 15, 1993 for the purpose of conducting business as a registered, fully disclosed securities broker-dealer.

Harvestons has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold cash or securities for the account of customers. The Company clears certain of its proprietary and customer transactions through a clearing organization on a fully disclosed basis. The amounts receivable from and/or payable to the clearing organization relate to these transactions. In addition, the Company maintains a deposit of $100,000 with the clearing organization at August 31, 2016.

Depreciation and Amortization
Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Marketable Securities
Marketable securities consist of equities and are valued at quoted market value, which is a level 1 input, as described in Note 4. The resulting difference between cost and market is treated as unrealized gain or loss at the year end.

Income taxes
Income taxes are provided at the statutory rate, and are based on earnings reported in the financial statements. Deferred income taxes are provided using a liability approach based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

The Company recognizes and measures its unrecognized tax benefit in accordance with Accounting Standards Codification ("ASC") Topic 740, Income Taxes, ("ASC 740"). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's tax returns ended August 31, 2013, 2014, 2015 and (although not yet filed) 2016 are subject to potential examination by the taxing authorities.

Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company had no cash equivalents during the year ended August 31, 2016. ASC Topic 940-320-45-7 states that broker-dealers should report trading securities activities in the operation section of the statement of cash flows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

The Company accounts for its investment securities at fair value under accounting literature including Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320, *Investments Debt and Equity Securities* ("FASB ASC 320"), pertaining to investments in debt and equity securities and the fair value option of financial instruments in FASB ASC 825, *Financial Instruments ("FASB ASC 825").*

Certain of the Company's assets and liabilities are required to be measured at fair value. For those assets and liabilities , the Company determines fair value using the fair value measurement provisions included in FASB ASC 820, *Fair Value Measurements and Disclosures* ("FASB ASC 820"). FASB ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and requires additional disclosures about fair value measurements. The definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ('Level 1, 2 and 3"). See note 4 for additional information regarding FASB ASC 820.

FASB ASC 320 requires that the Company classify its investments as either (i) held to maturity, (ii) available for sale, or (iii) trading. This determination is made at the time a security is purchased. FASB ASC 320 requires that both trading and available for sales securities are to be carried at fair value. However, in the case of trading assets, both unrealized and realized gains and losses are included in trading revenue in the statement of operations.

In the period presented, all securities were classified as trading. No securities were classified as held to maturity or available for sale. For the period presented, all securities owned by the Company were accounted for at fair value with unrealized and realized gains and losses recorded in the statement of operations.

All securities that are classified as trading are included in securities owned at market. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, valuations provided by pricing services or, when independent broker quotations or pricing service valuations are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Revenue Recognition

Proprietary securities transactions in trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on the trade date basis. Transactions for customers with related commission income and expenses are reported on the trade date basis. Amount receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Securities are recorded at fair value in accordance with ASC Topic 820, "*Fair Value Measurements and Disclosures*."

Investment Banking (Underwriting Income)

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offering in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fee at the time the underwriting is completed and the income is reasonably determinable.

Bank Loan

The Company had an unsecured line of credit with a limit of $5,000, and interest rate of 21.90%. The balance was paid off and account was closed in March 2016.

Commission Expense

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentrations of Credit Risk

The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank deposit accounts, which at times, exceeds federally insured limits. The Company has not experienced any losses in such accounts through August 31, 2016.

2. NET CAPITAL REQUIREMENTS

Harvestons is subject to the Securities and Exchange Uniform Net Capital Rule for fully disclosed broker-dealers (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2016, the Company had net capital of $121,003, of which $21,003 was in excess of its required net capital of $100,000. The Company had aggregate indebtedness in the amount of $232,816. Therefore, its ratio of aggregate indebtedness to net capital was 192.40% at August 31, 2016.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of following at August 31, 2016:

Furniture and Fixtures	$35,333
Computers and Equipment	42,329
Leasehold Improvements	15,194
	92,856
Less: Accumulated Depreciation and Amortization	(92,856)
	$ -

4. FAIR VALUE DISCLOSURES

Fair Value Measurements

In accordance with FASB ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the hierarchy under FASB ASC 820 are described below:

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Financial assets and liabilities whose values are based on one or more of the following:

1. Quoted prices for similar assets or liabilities in active markets;
2. Quoted prices for identical or similar assets or liabilities in non-active markets;
3. Pricing models whose inputs are observable for substantially the full term of the asset or liability; or
4. Pricing models whose inputs are derived principally from or corroborated by observable market date through correlation or other means for substantially the full term of the asset or liability.
5. Values provided by independent pricing services.

Level 3 Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own

assumptions about the assumptions a market participant would use in pricing the asset or liability.

In certain case, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirely falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirely. The Company's assessment of the significance of a particular input to the fair value measurement in its entirely requires judgement, and considers factors specific to the asset or liability.

5. REVENUE CONCENTRATION

During the year ended August 31, 2016, the Company recognized a concentration of revenues from three customers comprising 13%, 23% and 50% of total revenues.

6. INCOME TAXES

Provision for income taxes for the year ended August 31, 2016 is all current and consisted of $10,200 in Federal income tax and $3,400 in State income tax.

At August 31, 2015, the Company had approximately $175,000 of net operating losses carryforward, all of which were utilized to reduce taxable income during the year ended August 31, 2016.

Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses. At August 31, 2015, the Company had a deferred tax asset of $66,500 resulting from net operating losses carryforward. Due to uncertainty regarding the future realization of this asset, management has established valuation allowance for the entire $66,500 at August 31, 2015. At August 31, 2016, the Company has a deferred tax asset of $4,900 related to unrealized losses on securities, for which the Company's management provided a full valuation allowance of $4,900. Accordingly, the valuation allowance decreases by $61,600 during the year ended August 31, 2016.

A reconciliation of the standard federal tax rate of 35% to the Company's effective tax rate for the year ended August 31, 2016 is as follows:

Computed expected tax rate	35.0%
State income tax, net of federal benefit	1.3%
Federal surtax exemption	(7.0%)
Permanent differences	4.9%
Change in valuation allowance	(28.0%)
Effective tax rate	6.2%

7. RELATED PARTY TRANSACTIONS AND COMMITMENTS

The Company uses corporate office space of a company owned in part by the stockholder of Harvestons. Harvestons has no current obligations for rent payments to this company. Harvestons also carries one month to month office lease at approximately $249 per

month plus costs. The other one of the month to month office lease was terminated on January 31, 2016. Rent expense under these leases in fiscal year 2016 was $4,361.

The Company periodically receives advances from or advances money to the stockholder. Advances to and from the stockholder are made on an interest free basis. During the year ended August 31, 2016, the stockholder made net repayment to the company totaling $5,451 and had no balance due to or from the Company at August 31, 2016.

8. PENSION PLAN

The Company implemented a cash balance plan on September 1, 2015. The plan's fiscal year matches the Company's fiscal year. Employees become eligible after attaining age 21 and after 1 year of employment with the Company. The employee may become a participant of the plan as of the earlier of the first day of the plan year or the first day of the seventh month of such plan year coinciding with or next following the date such employee met the eligibility requirement. Eligible employees are not required to contribute to the plan. Contributions to the Plan are discretionary and are limited to specified percentages of compensation for the President, Executive Vice President and other employees. The Contributions are subject to a vesting schedule and become fully vested after 3 years of service. The Company recorded contributions of $175,260 for the year ended August 31, 2016.

9. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to August 31, 2016, for possible disclosure or recognition in the financial statements. The Company has determined that there were no such events or transactions that warrant disclosure or recognition in the financial statements through the date these financial statements were available to be issued, November 9, 2016.

SUPPLEMENTAL INFORMATION

HARVESTONS SECURITIES, INC.
COMPUTATION OF NET CAPITAL
August 31, 2016

Net Capital

Total stockholder's equity from Statement of Financial Condition	$ 170,600
Deduct non-allowable assets:	
Advance to employee	500
Other deposits	185
	685
Total stockholder's equity qualified for net capital before haircuts on securities positions	169,915
Haircuts on securities postions:	
Other securities owned - net	30,793
Undue concentration	18,119
	48,912
Net capital	121,003
Net capital requirement	100,000
Net capital in excess of required net capital	$ 21,003

Aggregate Indebtedness

Accounts payables and accrued expenses	$ 43,956
Income taxes payable	13,600
Pension plan payable	175,260
Total aggregate indebtedness	$ 232,816
Ratio: Aggregate Indebtedness to Net Capital	1.92 to 1

RECONCILIATION WITH THE COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of August 31, 2016)

Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 121,003
Adjustments:	
None	-
Net capital, as adjusted	$ 121,003
Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 232,816
Adjustments:	
None	-
Aggregate indebtedness, as adjusted	$ 232,816

HARVESTONS SECURITIES, INC.
SCHEDULES II, III, AND IV
For The Year Ended August 31, 2016

The information required by Schedules II, III and IV has not been provided as an exemption from Rule 15c3-3 is claimed. The Company does not hold cash or securities for the account of customers. All transactions are cleared through separate broker-dealers, on a fully disclosed basis. Consequently, the Company qualifies for exemption from the provision of SEC Rule 15c3-3(k)(2)(I) and Schedules II, III and IV of FOCUS Form X-17a-5, Part III are not required.

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholder
of Harvestons Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) Harvestons Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harvestons Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" ('the "exemption provision") and (2) Harvestons Securities, Inc. stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Harvestons Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harvestons Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Section (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934.

D'Arelli Pruzansky, P.A.

Certified Public Accountants

Coconut Creek, Florida

November 9, 2016

5489 Wiles Road, Unit 303 • Coconut Creek, Florida 33073 • Phone: 754.205.6417 • Fax: 754.205.6519

Harvestons Securities, Inc.

8301 E. Prentice Ave., Suite 305, Greenwood Village, CO 80111
Tel: (303) 832-8887 Fax: (303) 832-8882

October 25, 2016

Exemption Report

RE: Harvestons Securities, Inc.' fiscal year end August 31, 2016 Certified Audit

Harvestons Securities, Inc. is operating under the (k)(2)(ii) exemption of SEC Rule 15c3-3, "Customer Protection Reserves and Custody of Securities". The firm does not hold cash or securities for the account of customers. All transactions are cleared through separate broker-dealers, on a fully disclosed basis.

To the best knowledge and belief, the firm qualifies for exemption from the provisions of SEC Rule 15c3-3(k)(2)(ii), and has met the identified exemption provisions for the year ended August 31, 2016 without exception.

Morgan Bassey
President/ CEO

D'Arelli Pruzansky, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Harvestons Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended August 31, 2016, which were agreed to by Harveston's Securities, Inc., 'the Company" and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and any Other Designated Examining Authority, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. Harveston's Securities, Inc's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [Description of Disbursement Records] , noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended [Date] , as applicable, with the amounts reported in Form SIPC-7 for the year ended [Date] , noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, trial balance, ledgers of accounting activity, SIPIC 6 and bank statements noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers , as described in #3, supporting the adjustments noting no differences; and
5) Compared the amount of payment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky, P.A.

D'Arelli Pruzansky, PA

Coconut Creek, FL

November 9, 2016

5489 Wiles Road, Unit 303 • Coconut Creek, Florida 33073 • Phone: 754.205.6417 • Fax: 754.205.6519